BBVA USA Bancshares, Inc.
2200 Post Oak Blvd.
Houston, Texas 77056

November 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BBVA USA Bancshares, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the U.S. Securities and Exchange Commission on November 3, 2020.

Respectfully submitted,

BBVA USA Bancshares, Inc.
By:	/s/ Jonathan W. Pennington
Name: Jonathan W. Pennington
Title: Executive Vice President and Controller